Exhibit 99.1

FCA announces voting results from its Annual General Meeting

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announced today that all resolutions proposed to shareholders at the Company’s Annual General Meeting of Shareholders (“AGM”) held today in Schiphol-Rijk, The Netherlands, were passed.
The Shareholders adopted the 2016 Annual Accounts and elected all FCA directors standing for re-election, in addition to electing one new director. John Elkann and Sergio Marchionne were re-elected as executive directors of the Company. Ronald L. Thompson, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Patience Wheatcroft and Ermenegildo Zegna were re-elected as non-executive directors of the Company, while Michelangelo A. Volpi was elected as a new non-executive director. In addition Ernst & Young Accountants LLP were appointed as independent auditors of the Company.
The Shareholders also delegated the Board of Directors the authority to purchase common shares of the Company up to a maximum of 10% of the Company’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Company may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not to exceed by more than 10% the average closing price on the NYSE and/or MTA in the five business days prior to the date of the purchase.
Finally the Shareholders approved a demerger that is the initial step in FCA’s previously announced plans to distribute the ordinary shares it will hold in Gruppo Editoriale L’Espresso S.p.A. to the holders of FCA’s common shares.
Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.fcagroup.com).

London, 14 April 2017

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